

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA

CUSIP NO. 69344N 10 9

NUMBER 4277

SHARES

PMI CONSTRUCTION GROUP

50,000,000 AUTHORIZED SHARES $0.001 PAR VALUE NON-ASSESSABLE

This Certifies that

SAMPLE ONLY

is the record holder of

Shares of PMI Construction Group, Inc. *Common Stock*

transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

COUNTERSIGNED AND REGISTERED
COLONIAL STOCK TRANSFER
Salt Lake City, Utah

By
TRANSFER AGENT AND REGISTRAR - AUTHORIZED SIGNATURE

SECRETARY

PMI CONSTRUCTION GROUP, INC.
CORPORATE
Seal
NEVADA

PRESIDENT

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with right of
     survivorship and not as tenants
     in common

UNIF GIFT MIN ACT- _____ Custodian _____
                (Cust)   (Minor)
                under Uniform Gifts to Minors
                Act _____
                            (State)

Additional abbreviations may also be used though not in the above list.

For Value Received, __ _____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

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(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

_____ Shares

of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint

_____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____

NOTICE: SIGNATURE MUST CORRESPOND TO THE NAME AS WRITTEN UPON THE FACE OF THIS CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATSOEVER, AND MUST BE GUARANTEED BY A BANK, BROKER OR ANY OTHER ELIGIBLE GUARANTOR INSTITUTION THAT IS AUTHORIZED TO DO SO UNDER THE SECURITIES TRANSFER AGENTS MEDALLION PROGRAM (STAMP) UNDER RULES PROMULGATED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.